HARRAH’S ENTERTAINMENT, INC.

One Caesars Palace Drive

Las Vegas, Nevada 89109

June 2, 2009

Via Edgar and Facsimile

Julie F. Bell

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Harrah’s Entertainment, Inc. Form 10-K for the fiscal year ended
December 31, 2008, filed on March 17, 2009; Commission File Number: 001-10410

Dear Ms. Bell:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated May 4, 2009 (the “Comment Letter”), to the above referenced Form 10-K of Harrah’s Entertainment, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are faxing you a copy of this letter as well.

The Company has the following responses to the Staff’s comment in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following.

Item 15. Exhibits, Financial Statement Schedules, page 132

1.	We note that you have incorporated by reference several exhibits, such as the Credit Agreement as Exhibit 10.1. We also note that you have filed with the Form 10-K several exhibits, such as the Intercreditor Agreement as Exhibit 10.3. These exhibits, including the Credit Agreement and the Intercreditor Agreement, do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response:

The Company will file as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 all exhibits, schedules and attachments of the Credit Agreement and Intercreditor Agreement. As some of the information may be confidential in such exhibits, schedules and attachments, the Company may request confidential treatment of such information at the time of the filing of such documents.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact the undersigned at (702) 407-6029.

Respectfully submitted,

/s/ MICHAEL D. COHEN

Michael D. Cohen

Vice President, Associate General Counsel

and Corporate Secretary

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